UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ORBITZ WORLDWIDE, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $.01 par value per share
(Title of Class of Securities)

68557K
(CUSIP Number of Class of Securities Underlying Common Stock)

James P. Shaughnessy
Senior Vice President, Chief Administrative Officer and General Counsel
500 West Madison Street, Suite 1000
Chicago, Illinois 60661
(312) 894-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copies to:
Brett Cooper
Jonathan M. Ocker
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, CA 94105-2669
(415) 773-5700
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable *	Not applicable

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☑     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☐     third party tender offer subject to Rule 14d-1.
     ☑     issuer tender offer subject to Rule 13e-4.
     ☐     going-private transaction subject to Rule 13e-3.
     ☐     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached is an e-mail communication sent by the Chief Administrative Officer of Orbitz Worldwide, Inc. (the “Company”) on April 27, 2009 to employees holding stock options granted under the Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan, as amended, regarding a possible stock option exchange program (the “Exchange Program”). The Company has not commenced the Exchange Program and will not do so unless it receives approval from its shareholders at its 2009 Annual Meeting of Shareholders and the Compensation Committee of the Board of Directors decides to implement the Exchange Program within twelve months of shareholder approval. Even if shareholder approval is obtained, the Company may still decide not to implement the Exchange Program or may decide to delay its implementation.
Also, attached is the Company’s Notice of Annual Meeting of Shareholders and Proxy Statement for the Annual Meeting of Shareholders to be held on June 2, 2009 (the “Proxy Statement”), which contains a proposal relating to the Exchange Program. Neither the e-mail communication nor the Proxy Statement constitutes an offer to holders of the Company’s outstanding stock options to exchange those options.
The Exchange Program described in the attached e-mail communication and Proxy Statement has not yet commenced. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the Exchange Program. Persons who are eligible to participate in the Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the Exchange Program. The Company’s shareholders and option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. Eligible holders of the Company’s stock options may obtain a written copy of the tender offer documents, when available, by contacting the Director of Compensation at Orbitz Worldwide, Inc., 500 West Madison Street, Suite 1000, Chicago, Illinois 60661.
ITEM 12. EXHIBITS.

EXHIBIT
NUMBER	DESCRIPTION
99.1	E-mail communication, dated April 27, 2009, from James P. Shaughnessy, Chief Administrative Officer.

99.2	Notice of Annual Meeting of Shareholders and Proxy Statement for the 2009 Annual Meeting of Shareholders (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 22, 2009).